Exhibit (a)(15)

ANNE G. BIBY

Hash, O’Brien & Biby, PLLP

136 First Ave. W.

P.O. Box 1178

Kalispell, MT 59903-1178

(406) 755-6919

annebiby@yahoo.com

Attorneys for Plaintiffs

MONTANA ELEVENTH JUDICIAL DISTRICT COURT

FLATHEAD COUNTY

VIRGIL MARVEL, Individually and on	)
behalf of all others similarly situated,	)
	)	Cause No.
Plaintiff,	)
)
vs.	)
)
RAYMOND THOMPSON, TIMOTHY	)	CLASS ACTION COMPLAINT
DODKIN, HOWARD BATEMAN,	)
DANIEL EIGEMAN, DONALD	)
BAUMANN, CHARLES GRENIER,	)
STEVEN STAHLBERG, SEMITOOL,	)
Inc., APPLIED MATERIALS, Inc., and	)
JUPITER ACQUISITION SUB, Inc.,	)
)
Defendants.	)

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of Semitool, Inc., (“Semitool” or the “Company”) against Defendants, Semitool and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Defendants Applied Materials, Inc. and Jupiter Acquisition Sub, Inc. (collectively “Applied Materials”) plan to acquire all the outstanding shares of Semittol through a cash tender offer by means of an unfair process and for an unfair price of $11.00 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $364 million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Semitool.

3. Semitool is a corporation organized and existing under the laws of the State of Montana. It maintains its principal corporate offices at 655 West Reserve Drive, Kalispell, Montana 59901, and engages in the design, manufacture, installation, and service of equipment for use in the fabrication of semiconductor devices. Its products are focused on the wet chemical process steps in integrated circuit (IC) manufacturing and include systems for wafer surface preparation and electrochemical deposition (ECD) applications. The Company’s primary product is the Raider platform, which is a multi-chamber, single-wafer platform that supports surface preparation and ECD applications. Semitool’s surface preparation systems are designed for front end of line (FEOL), back end of line (BEOL), and wafer level packaging of ICs processes. The single wafer FEOL surface preparation systems are used for photoresist stripping, post etch, and pre-diffusion cleans; and the BEOL surface preparation systems are used for polymer removal and packaging applications. Semitool sells its products to semiconductor manufacturers in North America, Europe, and Asia.

4. Defendant Raymon Thompson (Thompson”“) has been the Chief Executive Officer and Chairman of the Board of the Company since 2005.

5. Defendant Timothy Dodkin (“Dodkin”) has been the Executive Vice President and a director of the Company since 2003.

6. Defendant Howard Bateman (“Bateman”) has been a director of the Company since 1990.

7. Defendant Daniel Eigeman (“Eigeman”) has been a director of the Company since 1985.

8. Defendant Donald Baumann (“Baumann”) has been a director of the Company since 2003.

9. Defendant Charles Grenier (“Grenier”) has been a director of the Company since 2003.

10. Defendant Steven Stahlberg (“Stahlberg”) has been a director of the Company since 2004.

11. Defendants referenced in ¶¶ 4 through 10 are collectively referred to as Individual Defendants and/or the Semitool Board. The Individual Defendants as officers and/or directors of Semitool, have a fiduciary relationship with Plaintiff and other public shareholders of Semitool and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

12. Defendant Applied Materials, Inc. is a Delaware corporation that designs, manufactures, and sells semiconductor fabrication equipment worldwide.

13. Defendant Jupiter Acquisition Sub, Inc. is a Montana corporation wholly owned by Applied Materials, Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Semitool and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

15. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

16. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Semitool, are obligated to refrain from:

(a) participating in any transaction where the directors or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Semitool, or are aiding and abetting others in violating those duties.

18. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Applied Materials to attempt to eliminate the public shareholders’ equity interest in Semitool pursuant to a defective sales process, and (ii) permit Applied Materials to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

21. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Semitool common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of November 20, 2009, Semitool has approximately 32.74 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Semitool by Applied Materials, pursuing a course of conduct that does not maximize Semitool’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Semitool and Applied Materials aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

24. Semitool is poised for substantial growth. On November 5, 2009, the Company announced its results for its fourth fiscal quarter of 2009 ended September 30, 2009. Among the financial highlights, the Company announced that fourth quarter revenue was $47.1 million, an increase of over 48% from the $31.8 million in the third quarter. Net income for the fourth quarter increased to $2.2 million compared with a net loss of $1.6 million in the third quarter.

25. Larry Murphy (“Murphy”), the Company’s President and Chief Operating Officer, commented on what was the Company’s strong quarter in more than three years and the bright future that lay ahead:

“The fourth quarter represented our strongest equipment bookings period in more than three years, and was the third best quarter in Semitool history,” said Larry Murphy, president and chief operating officer. “Approximately 90 percent of fourth quarter tool bookings were follow-on orders, which illustrates the progress we made during the recent downturn at capturing new process-of-record opportunities and expanding our market share in Asia. Fourth quarter demand for copper ECD and advanced packaging tools was particularly strong, and we experienced a marked increase in orders for our legacy batch tools.”

“We also received our first high-volume production tool order from the solar cell industry,” Murphy added. “The growing strength of our core business combined with our early successes in emerging end markets has given us added confidence about our” future prospects.”

26. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated November 17, 2009, the Company announced that it had entered into a merger agreement with Applied Materials, stating:

Santa Clara, Calif and Kalispell, Mont., Nov. 17, 2009 – Applied Materials, Inc. (Nasdaq:AMAT) and Semitool, Inc. (Nasdaq:SMTL) today announced a definitive agreement for Applied to acquire the outstanding shares of Semitool for $11 per share in an all-cash tender offer.

The acquisition makes Applied the equipment leader in two fast-growing segments: advanced packaging and the memory industry’s conversion to copper. The combination enables Applied to serve its customers with a broader range of products and expands the company’s reach to a new set of customers in the semiconductor packaging industry.

“The semiconductor industry recovery is being fueled by global demand for mobile devices such as smart phones, notebook PCs and portable media players for music, gaming and books,” said Mike Splinter, chairman and CEO of Applied Materials. “With this acquisition, Applied will help the world’s leading chip makers create ever-smaller and more powerful devices.”

* * *

Under terms of an agreement approved by the boards of directors of both companies, Applied Materials will pay an aggregate purchase price of approximately $364 million based on the fully diluted capitalization of Semitool. The acquisition will be conducted pursuant to a tender offer for all of the outstanding shares of Semitool and is conditioned on the tender of at least 66 2/3 percent of Semitool’s outstanding stock on a fully-diluted basis and other customary closing conditions including regulatory approval. Directors and executive officers of Semitool holding approximately 32 percent of Semitool’s outstanding common stock have entered into agreements to tender their shares. Applied expects to commence the tender offer promptly and expects the offer to close by the end of calendar 2009. Following completion of the tender offer, Applied will acquire any remaining shares of Semitool through a second-step merger at the same price paid in the tender offer. Semitool will be operated as a business unit of Applied’s Silicon Systems Group.

27. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Moreover, at least one Wall Street analyst had a price target of $12 per share before the Proposed Transaction was announced. In addition, the Proposed Transaction price is a paltry 13% premium over the $9.73 price that Semitool shares traded at as recently as October 12, 2009. Accordingly, Applied Materials is picking up

Semitool at the most opportune time, at a time when Semitool Group is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

28. On November 19, 2009, the Company filed operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”) with the United States Securities and Exchange Commission (“SEC”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

29. By way of example, §5.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Applied Materials. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Applied Materials.

30. Pursuant to §5.3 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Applied Materials of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Applied Materials is granted three days as a “last look” to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the unsolicited offer so that the alternative proposal is no longer considered a superior proposal. Applied Materials is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. In other words, the Merger Agreement gives Applied Materials access to any rival bidder’s information and allows Applied Materials a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Applied Materials, because the Merger Agreement unfairly assures that any “auction” will favor Applied Materials and piggy-back upon the due diligence of the foreclosed second bidder.

31. In addition, should the other bidder come unsolicited and overcome the “last look,” the Merger Agreement provides that a termination fee of $14,560,000 must be paid to Applied Materials by Semitool if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

32. Finally, Applied Materials is also the beneficiary of a “Top-Up” provision that ensures that Applied Materials gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Applied Materials receives 80% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Applied Materials fails to acquire the 80% required, the Merger Agreement also contains a “Top-Up” provision that grants Applied Materials an option to purchase additional shares from the Company in order to reach the 80% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Applied Materials’s position.

33. Ultimately, the “no solicitation” clause and the “last look” provision coupled with the termination fee illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Applied Materials’s inadequate offer price.

34. Moreover, in connection with the Proposed Transaction, certain members of Semitool’s directors and executive officers, who collectively own approximately 31.7% of Semitool’s common stock, have entered into voting agreements to vote in favor of the Proposed Transaction with Applied Materials. Accordingly, 31.7% of Semitool’s common stock is already “locked up” in favor of the Proposed Transaction.

35. In addition, by reason of their positions with Semitool, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Semitool, and especially the true value and expected increased future value of Semitool and its assets, which they have not disclosed to Semitool’s public shareholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Semitool’s public shareholders.

36. For example, Defendant Dodkin entered into a change of control agreement with Semitool, pursuant to which, if Defendant Dodkin is terminated without cause or if Dodkin terminates his employment for good reason following the consummation of the Proposed Transaction, he will be entitled to receive severance payments of $799,119.

37. In addition, Defendant Thompson entered into a two year consulting agreement with Applied Materials, pursuant to which he will “provide services to Applied and its subsidiaries as are reasonably requested from him by Applied’s Chief Executive Officer, including transitioning ownership of Semitool, advising on product and technology strategy and roadmap, and retaining and expanding Applied’s and its subsidiaries’ customer base.” Pursuant to the consulting agreement, Defendant Thompson will receive $500,000 for each year.

38. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Semitool’s public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

RECOMMENDATION STATEMENT

39. On November 19, 2009, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.

40. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

41. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by BofA Merrill Lynch and relied upon by the Board in recommending the Proposed

Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	The complete set of financial projections and forecasts of the Company relied upon by BofA Merrill Lynch in rendering its fairness opinion. While the Recommendation Statement discloses the Revenue, EBITDA, and Net Income estimates for years 2010-2012 that management provided to BofA Merrill Lynch, the Recommendation Statement states that BofA Merrill Lynch performed a Discounted Cash Flow Analysis based on management forecasts for years 2010-2014. The forecasts relied upon for the final two years must be disclosed, as well as the source of who prepared the projections for those final two years.

(ii)	The criteria utilized by BofA Merrill Lynch to select the companies used in its Selected Publicly Traded Companies Analysis.

(iii)	The multiples observed for each company (or at least the high/median/mean/low range) in the Selected Publicly Traded Companies Analysis.

(iv)	The reference ranges and the criteria used to select such reference ranges that were applied to Semitool’s corresponding financial data for each multiple in the Selected Publicly Traded Companies Analysis.

(v)	The criteria utilized by BofA Merrill Lynch to select the transactions used in the Selected Precedent Transactions Analysis.

(vi)	The transaction values and next calendar year EBITDA multiples observed for each transaction (or at least the high/median/mean/low range) in the Selected Precedent Transactions Analysis.

(vii)	The reference ranges and the criteria used to select such reference ranges that were applied to Semitool’s corresponding financial data in the Selected Publicly Traded Companies Analysis.

(viii)	The transactions used and the criteria utilized by BofA Merrill Lynch to select such transactions in the 2008-2009YTD Technology M&A Premium Analysis.

(ix)	The premiums observed for each transaction (or at least the high/median/mean/low premiums) in the 2008-2009YTD Technology M&A Premium Analysis.

(x)	The premia range and the criteria used to select such premia range that were applied to Semitool’s corresponding financial data in the 2008-2009YTD Technology M&A Premium Analysis.

(xi)	The criteria for selecting terminal multiples ranging from 3% to 5% and discount rates ranging from 12% to 14% in its Discounted Cash Flow Analysis.

42. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that BofA Merrill Lynch was retained as the Company’s financial advisor in the Proposed Transaction but fails to inform the shareholders the (i) criteria used for selecting BofA Merrill Lynch, (ii) the amount of fees Semitool has agreed to pay BofA Merrill Lynch for these services that is contingent on the Proposed Transaction closing, and (iii) the services that BofA Merrill Lynch has provided and/or is currently providing to both Semitool and Applied Materials that it has received compensation for, and the amount of such compensation. It is material for shareholders to be informed as to why the Board selected BofA Merrill Lynch as well as any other financial and economic interests BofA Merrill Lynch or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

43. Also, the Company fails to provide material disclosures concerning the process and criteria BofA Merrill Lynch utilized to identify potential partners. In particular, the Recommendation Statement fails to inform the shareholders regarding the criteria implemented by BofA Merrill Lynch in assembling the list of six prospective buyers (identified as Companies A through E in the Recommendation Statement) that were contacted to seek interest in acquiring the Company. This is particularly important considering the Board determined that a broader, more formal auction process would not yield a better result for the Company’s shareholders than a process that included only a limited group of prospective acquirors. The Recommendation Statement should therefore disclose additional language regarding the criteria used to select these six buyers, including the strategic fit of each buyer with the Company, as well as the reasons the Board and/or BofA Merrill Lynch believed that these buyers were the most likely ones to reach a deal with the Company that would maximize shareholder value.

44. Further, not one of these six buyers, other than Applied Materials, submitted an indication of interest to acquire the Company. The Recommendation Statement should disclose the reasons (if a reason was given) that each such buyer indicated to the Company that it was not interested in proceeding with a potential acquisition of Semitool. In addition, the Recommendation Statement should disclose the reasons the Board and/or BofA Merrill Lynch determined not to contact additional parties after it had received only one indication of interest from the six parties it contacted.

45. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the pros and cons associated with the other strategic alternatives considered by the Board. The Recommendation Statement states that the Semitool Board “considered the potential strategic alternatives to Semitool, including remaining as an independent company and continuing to market its existing products and research and develop new products,” and determined that a sale of the Company to Applied Materials was the best alternative. The Recommendation Statement should disclose all strategic alternatives that were discussed, the steps undertaken to pursue such alternatives, and the reasons the Board ultimately determined that the sale of the Company to Applied Materials was the best alternative. In addition, the Recommendation Statement states that the Company had discussion with “certain other prospective acquirors” on various occasions since July 2006. The Recommendation Statement should disclose more detail with respect to such discussions, including whether any indications of interest were submitted.

46. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

47. Plaintiff repeats all previous allegations as if set forth in full herein.

48. As Directors of Semitool, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Semitool’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

49. As discussed herein, the Individual Defendants have breached their fiduciary duties to Semitool shareholders by failing to engage in an honest and fair sale process.

50. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Semitool’s assets and will be prevented from benefiting from a value-maximizing transaction.

51. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

52. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

53. Plaintiff repeats all previous allegations as if set forth in full herein.

54. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require there to disclose to Plaintiff and the Class all information material to the decisions confronting Semitool’s shareholders.

55. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

56. As a result, Plaintiff and the Class members are being harmed irreparably.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Semitool and Applied Materials)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, Semitool and Applied Materials are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Semitool and Applied Materials aided and abetted the Individual Defendants’ breaches of fiduciary duties.

60. As a result, Plaintiff and the Class members are being harmed.

61. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages:

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper

DATED this 4th date of December, 2009.

HASH, O’BRIEN & BIBY, PLLP

/s/ Anne G. Biby
Anne G. Biby
Attorneys for Plaintiff

OF COUNSEL

LEVI & KORSINSKY, LLP

Eduard Korsinsky, Esq.

Juan E. Monteverde, Esq.

30 Broad Street, 15th Floor

New York, New York 10014

Tel: (212) 363-7500

Fax: (212) 363-7171